NEWS RELEASE

FOR IMMEDIATE RELEASE

May 5, 2008

CAPITOL FEDERAL FINANCIAL

REPORTS SECOND QUARTER 2008 RESULTS

Topeka, KS - Capitol Federal Financial (NASDAQ: CFFN) (the "Company") announced results today for the quarter ended March 31, 2008. Detailed results of the quarter are available in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, which will be filed today and posted on our website, http://ir.capfed.com/sec.cfm. Highlights for the quarter include:

- net income of $11.7 million,
- diluted earnings per share of $0.16, and
- efficiency ratio of 53.63%

On April 23, 2008, the board of directors declared a $0.50 per share dividend to stockholders of record as of May 2, 2008, payable on May 16, 2008.

Results of Operations for the Quarter Ended March 31, 2008

Net income for the quarter ended March 31, 2008 was $11.7 million compared to $8.5 million for the same period in the prior fiscal year. The $3.2 million increase in net income was primarily a result of a $5.1 million decrease in interest expense and a $2.5 million increase in other income, partially offset by a $2.8 million decrease in interest and dividend income and an $843 thousand increase in other expenses.

The $5.1 million decrease in interest expense was primarily a result of a decrease in interest expense on FHLB advances, partially offset by a $2.8 million increase in interest expense on other borrowings. Interest expense on FHLB advances for the current quarter was $31.8 million compared to $38.5 million for the prior year quarter. The $6.7 million decrease in interest expense was a result of a decrease in the average balance due to maturing advances that were not renewed, and to a small extent, the termination of $575.0 million of the interest rate swaps in December 2007. The $2.8 million increase in other borrowings was due to an increase in the average balance of other borrowings due to the Bank entering into $400.0 million of repurchase agreements during fiscal year 2008.

Total other income for the current quarter was $8.0 million compared to $5.5 million in the prior year quarter. The $2.5 million increase in other income was primarily a result of an increase of $1.1 million in other income, net, an increase of $612 thousand in income from bank-owned life insurance (“BOLI”) and an increase of $508 thousand in retail fees. The increase in other income, net was primarily due to the redemption of shares received in the Visa, Inc. initial public offering. BOLI income was $612 thousand for the current quarter, compared to no income from BOLI in the prior year quarter. The Bank’s BOLI purchase was made in the fourth quarter of fiscal year 2007. Retail fees increased during the current quarter as a result of an increase in ATM and Visa check card usage and a net increase in checking account fees.

Results of Operations for the Six Months Ended March 31, 2008

Net income for the six months ended March 31, 2008 was $20.8 million compared to $18.7 million for the same period in the prior fiscal year. The $2.1 million increase in net income was primarily a result of an increase in other income of $3.2 million, an increase in net interest and dividend income of $1.1 million, and a decrease in income tax expense of $632 thousand, partially offset by an increase in other expense of $2.5 million.

Total interest and dividend income for the current six month period was $202.8 million compared to $209.7 million for the prior year period. The $6.9 million decrease was a result of a decrease in interest income on investments of $8.8 million, cash and cash equivalent interest income of $1.7 million, and dividends on FHLB stock of $1.3 million, partially offset by an increase in interest on loans receivable of $4.4 million, and interest income on mortgage-related securities of $535 thousand.

Interest expense on FHLB advances for the current six month period was $66.0 million compared to $79.2 million for the same period in the prior year. The $13.2 million decrease in interest expense was a result of a decrease in the average balance due to not renewing all maturing advances.

Interest expense on other borrowings was $6.1 million compared to $2.2 million in the prior year six months. The $3.9 million increase was due to an increase in the average balance of other borrowings due to the Bank entering into $400.0 million of repurchase agreements during fiscal year 2008. The increase was partially offset by a decrease in the rate paid on $53.6 million of other borrowings tied to the three month LIBOR, which decreased between the periods.

Total other income for the current six month period was $15.1 million compared to $11.9 million in the same prior year period. The $3.2 million increase in other income was due primarily to increases in BOLI income, other income, net, and retail fees. BOLI income was $1.2 million for the current six month period, compared to no income from BOLI in the prior year period. Other income, net increased $1.1 million due primarily to the redemption of shares received in the Visa, Inc. initial public offering. Retail fees increased $507 thousand due primarily to an increase in fees received on ATM and Visa check cards from increased volume and an increase in the interchange rate received on point-of-sale transactions.

Total other expenses for the current six month period increased $2.5 million to $40.4 million compared to $37.9 million in the prior year period. The increase was due primarily to an increase in other expense, net of $1.4 million which was primarily a result of a liability accrual of $594 thousand related to ongoing litigation involving Visa, Inc., and an increase in deposit and loan expense of $571 thousand due primarily to an increase in Visa check card fees.

Financial Condition as of March 31, 2008

Total assets increased from $7.68 billion at September 30, 2007 to $8.03 billion at March 31, 2008. The $357.1 million increase in assets was primarily attributed to a $662.5 million increase in the mortgage-related securities portfolio and a $101.7 million increase in cash and cash equivalents, partially offset by a $435.6 million decrease in the investment securities portfolio. The increase in the mortgage-related securities portfolio was a result of cash flows from the investment securities portfolio being reinvested into this portfolio and funds from the repurchase agreements also being used to purchase mortgage-related securities. Cash and cash equivalents increased as a result of increased cash flows from mortgage-related securities and agencies exercising call options on securities, which decreased the investment securities portfolio as these investments were not replaced.

Total liabilities increased from $6.81 billion at September 30, 2007 to $7.17 billion at March 31, 2008. The $355.7 million increase in liabilities was due primarily to entering into $400.0 million of repurchase agreements and to an increase in deposits of $98.2 million, partially offset by a decrease in FHLB advances of $184.6 million.

The balance of our non-performing loans increased from $7.4 million at September 30, 2007 to $9.9 million at March 31, 2008. Our ratio of non-performing loans to total loans increased from 0.14% at September 30, 2007 to 0.19% at March 31, 2008.

Stockholders’ equity increased $1.5 million to $869.1 million at March 31, 2008, from $867.6 million at September 30, 2007.

Management's Discussion of Dividends

We strive to enhance stockholder value while maintaining a strong capital position. We continue to provide returns to stockholders through our dividend payments. On April 23, 2008, the board of directors declared a dividend of $0.50 per share which will be paid on May 16, 2008 to stockholders of record on May 2, 2008. Due to Capitol Federal Savings Bank MHC's ("MHC") waiver of dividends, the dividend of $0.50 per share will be paid only on public shares. Our cash dividend payout policy is continually reviewed by management and the board of directors. Dividend payments depend upon a number of factors including the Company's financial condition, results of operations, regulatory capital requirements of Capitol Federal Savings Bank (the “Bank”), other regulatory limitations on the

Bank's ability to make capital distributions to the Company and the continued waiver of dividends by MHC. Because the Company has a relatively unique corporate structure, the reporting of certain information under accounting principles generally accepted in the United States of America ("GAAP") is not necessarily reflective of the process considered by the board of directors in connection with its dividend policy. At March 31, 2008, Capitol Federal Financial, at the holding company level, had $106.6 million in cash and certificates of deposit at the Bank to be used to further the Company's general corporate and capital management strategies, which could include the payment of dividends.

The earnings per share amounts in the following table are presented in accordance with GAAP. Included in the GAAP earnings per share calculations are the average shares held by MHC. It is expected that MHC will continue to waive future dividends except to the extent dividends are needed to fund its continuing operations.

	Three Months Ended March 31,		Six Months Ended March 31,	
	2008	2007	2008	2007
	(Dollars in thousands, except per share amounts)			
Net income	$ 11,727	$ 8,456	$ 20,840	$ 18,707
Average common shares outstanding	72,824,366	72,760,899	72,890,074	72,692,770
Average committed ESOP shares outstanding	50,964	50,970	25,618	25,482
Total basic average common shares outstanding	72,875,330	72,811,869	72,915,692	72,718,252
Effect of dilutive RRP shares	2,663	5,173	4,457	6,547
Effect of dilutive stock options	50,953	138,109	53,100	169,829
Total diluted average common shares outstanding	72,928,946	72,955,151	72,973,249	72,894,628
Net earnings per share:				
Basic	$ 0.16	$ 0.12	$ 0.29	$ 0.26
Diluted	$ 0.16	$ 0.12	$ 0.29	$ 0.26

Because of the waiver of dividends by MHC, the inclusion of shares held by MHC understates earnings available to be paid out through dividends to public stockholders of CFFN stock. The following table is presented to provide a better understanding of the information the board of directors reviews when considering the amount of dividends to declare. The table presents basic and diluted earnings per share, excluding shares held by MHC from the earnings per share calculation. **The following information is not presented in accordance with GAAP.**

| | Three Months Ended March 31, | | Six Months Ended March 31, | |
	2008	2007	2008	2007
	(Dollars in thousands, except per share amounts)			
Net income	$ 11,727	$ 8,456	$ 20,840	$ 18,707
Basic average common shares outstanding	72,875,330	72,811,869	72,915,692	72,718,252
Average shares held by MHC	(52,192,817)	(52,192,817)	(52,192,817)	(52,192,817)
Total adjusted basic average shares held by public stockholders	20,682,513	20,619,052	20,722,875	20,525,435
Effect of dilutive RRP shares	2,663	5,173	4,457	6,547
Effect of dilutive stock options	50,953	138,109	53,100	169,829
Total adjusted diluted average shares held by public stockholders	20,736,129	20,762,334	20,780,432	20,701,811
Net earnings per share, available to public stockholders:				
Basic	$ 0.57	$ 0.41	$ 1.01	$ 0.91
Diluted	$ 0.57	$ 0.41	$ 1.00	$ 0.90

The following table shows the number of shares eligible to receive dividends at March 31, 2008. The unvested shares in the ESOP receive dividends that are recorded through compensation expense. MHC has waived its right to dividends.

Total voting shares outstanding at September 30, 2007	74,258,977
Treasury stock acquisitions	(223,542)
RRP grants, net	10,000
Options exercised, net	18,124
Total voting shares outstanding at March 31, 2008	74,063,559
Unvested shares in ESOP	(1,209,832)
Shares held by MHC	(52,192,817)
Total shares eligible to receive dividends at March 31, 2008 (public shares)	20,660,910

Capitol Federal Financial is the holding company for Capitol Federal Savings Bank. Capitol Federal Savings Bank has 39 branch locations in Kansas, nine of which are in-store branches. Capitol Federal Savings Bank employs 689 full time equivalent employees in the operation of its business and is one of the largest residential lenders in the State of Kansas.

Except for the historical information contained in this press release, the matters discussed may be deemed to be forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area, the future earnings and capital levels of Capitol Federal Savings Bank, which could affect the ability of the Company to pay dividends in accordance with its dividend policies, competition, and other risks detailed from time to time in the Company's SEC reports. Actual strategies and results in future periods may differ materially from those currently expected. These forward-looking statements represent the Company's judgment as of the date of this release. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

For further information contact:

Jim Wempe
Vice President,
Investor Relations
700 S Kansas Ave.
Topeka, KS 66603
(785) 270-6055
jwempe@capfed.com

Kent Townsend
Executive Vice President and
Chief Financial Officer
700 S Kansas Ave.
Topeka, KS 66603
(785) 231-6360
ktownsend@capfed.com